

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 21, 2011

Via E-mail
Mark Garrett
Executive VP and Chief Financial Officer
Adobe Systems Incorporated
345 Park Avenue
San Jose, CA 95110

**Re:     Adobe Systems Incorporated**
**Form 10-K for the Fiscal Year Ended December 3, 2010**
**Filed January 27, 2011**
**File No. 000-15175**

Dear Mr. Garrett:

We have reviewed your letter dated March 30, 2011 in connection with the above-referenced filings and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.  Unless otherwise noted, where prior comments are referred to they refer to our letter dated March 18, 2011.

Form 10-K for the Fiscal Year Ended December 3, 2010

Item 7.  Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 72

1.      We are still considering your response to our prior comment 2.  In order to assist us in our evaluation, please provide us with the amount of cash and investments held by foreign subsidiaries considered to be permanently reinvested for the past five quarters. Additionally, please explain further as to why these amounts fluctuate significantly from period to period, including how the timing of intercompany transactions impact this balance.

2.      Additionally, you indicate that "a majority" of your cash and investments are held by foreign subsidiaries.  In future filings, please clarify further the extent of cash held in foreign subsidiaries (e.g. substantially all, a significant majority, etc.) to provide the reader a better idea of the materiality of these amounts.

You may contact Melissa Feider at (202) 551-3379 if you have questions regarding comments on the financial statements and related matters.  Please contact me at (202) 551-3499 with any other questions.

Sincerely,

/s/  Kathleen Collins

Kathleen Collins
Accounting Branch Chief